DENVER	January 26, 2007

Via EDGAR and Overnight Courier

BOULDER	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
COLORADO SPRINGS	100 F Street, N.E.
Washington, D. C. 20549-3720

Re: National CineMedia, Inc.
LONDON	Amendment No. 4 to Registration Statement on Form S-1
Filed January 24, 2007
File No. 333-137976

Dear Mr. Spirgel:
LOS ANGELES
MUNICH

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we have transmitted via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

SALT LAKE CITY SAN FRANCISCO

The Registration Statement has been revised in response to the oral comment received from Mr. William Bennett of the staff of the Commission (the “Staff”) in a telephone conversation on January 25, 2007 (the “Jan. 25 Comment”). To facilitate your review, we are sending to the attention of Mr. Bennett six copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4 to the Registration Statement filed on January 24, 2007. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 5.

The responses and supplemental information provided herein in response to the Jan. 25 Comment are based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Mr. Larry Spirgel January 26, 2007 Page 2

For your convenience, we have restated the Jan. 25 comment below, followed by the Company’s response.

Unaudited Pro Forma Financial Information

1. Please revise the pro forma financial information to disclose the financial statement impact of your plan to grant options to employees and non-employee directors

The Company has revised the disclosure in note 10 on page 43 to disclose the additional future compensation expense related to the stock options and restricted stock that the Company plans to grant in connection with the completion of the offering.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc: William Bennett Cheryl Grant Claire DeLabar Carlos Pacho Ralph E. Hardy Mark Wehrle Casey T. Fleck Nicholas P. Saggese